FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

For March 2006

CHAI-NA-TA CORP.

Unit 100 – 12051 Horseshoe Way

Richmond, BC  V7A 4V4

Attachments:

1.

News Relese dated March 29, 2006

2.

Material Change Report dated March 30, 2006

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F – [X]     Form 40-F – [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes – [   ] No – [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-___________

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHAI-NA-TA CORP.

SIGNED “WILMAN WONG”

Date:  March 30, 2006

Wilman Wong

Chief Financial Officer/Corporate Secretary

Unit 100 – 11300 No. 5 Road Richmond, BC V7A 5J7 Canada
Toll Free in Canada & USA: 1-800-406-ROOT (7668)
Telephone:(604) 272-4118 Facsimile: (604) 272-4113
TSX: “CC” • OTCBB: “CCCFF”
Web: www.chainata.com

FOR IMMEDIATE RELEASE

Chai-Na-Ta Corp. Proposes Issuance of Preferred Shares for Debt

RICHMOND, BRITISH COLUMBIA – March 29, 2006 – Chai-Na-Ta Corp. (the “Corporation”) (TSX: “CC”; OTCBB: “CCCFF”), the world’s largest supplier of North American ginseng, announces that it has entered into an agreement with More Growth Finance Ltd. (“More Growth”) pursuant to which approximately $3.5 million in loans made to the Company by More Growth (the “Loans”) together with accrued interest will be cancelled in exchange for the issuance to More Growth of approximately 17,990,000 Preferred Shares, Series 2 of the Corporation (“Preferred Shares”) at a price of $0.20 per Preferred Share.

The Loans were made in 2005, and their proceeds were used to finance the Corporation’s 2005 ginseng harvest and other operations.  More Growth is a subsidiary of Road King Infrastructure Limited (“Road King”), which also owns Herb King International Ltd., the Corporation’s majority shareholder.

As the Preferred Shares will be an “equity instrument’ instead of a “financial liability”,  the cancellation of the Loans and issuance of the Preferred Shares will significantly improve the Corporation’s working capital and debt-to-equity ratio.  Management believes that among other potential benefits, this will improve the Corporation’s ability to obtain additional financing.

The Preferred Shares will not entitle their holders to vote (except in certain limited circumstances where they are required by statute to vote as a separate class), are not convertible into common shares or other securities of the Corporation, are not redeemable except at the option of the Corporation, and will pay a 6.5% cumulative dividend at the discretion of the Board of Directors of the Corporation.  The Preferred Shares will entitle their holders to receive payment of any dividends declared but not paid before any distribution of any part of the assets of the Corporation in the event of the liquidation, dissolution or winding-up of the Corporation.

The issuance of the Preferred Shares to More Growth is subject to approval by a majority of the Corporation’s disinterested shareholders, which will be sought at the Corporation’s annual general meeting scheduled for May 5, 2006.  As More Growth and Herb King are “affiliates” of Road King, Herb King may not vote its shares in respect of the resolution.  Other than Herb King, the Corporation is unaware of any other shareholder with an interest in the proposed transaction.

Further information regarding the proposed transaction will be contained in the Corporation’s information circular to be distributed to shareholders prior to the May 5, 2006 meeting.

Chai-Na-Ta Corp., based in Richmond, British Columbia, is the world’s largest supplier of North American ginseng. The Company farms, processes and distributes North American ginseng as bulk root, and supplies processed material for the manufacture of value-added ginseng-based products.

This news release contains forward-looking statements that reflect the Company’s expectations regarding future events. These forward-looking statements involve risks and uncertainties, and actual events could differ materially from those projected. Such risks and uncertainties include, but are not limited to, the success of the Company’s ongoing research programs, general business conditions, and other risks as outlined in the Company’s periodic filings, Annual Report, and Form 20-F.

FOR FURTHER INFORMATION PLEASE CONTACT:

Chai-Na-Ta Corp.

Wilman Wong

Chief Financial Officer/Corporate Secretary

(604) 272-4118 or (Toll Free) 1-800-406-7668

(604) 272-4113 (FAX)

E-mail: info@chainata.com

Website: www.chainata.com

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

  Reporting Issuer

Chai-Na-Ta Corp.      (the “Corporation”)

Unit 100 – 12051 Horseshoe Way

Richmond, BC

V7A 4V4

Phone: (604) 272-4118

Fax: (604) 272-4113

Item 2.

  Date of Material Change

March 29, 2006

Item 3.

  Press Release

A news release announcing the material change was issued by the Corporation on March 29, 2006 at Vancouver, British Columbia

Item 4.

  Summary of Material Change

The Corporation proposes the issuance of preferred shares for cancellation of debt.

Item 5.

  Full Description of Material Change

The Corporation has entered into an agreement with More Growth Finance Ltd. (“More Growth”) pursuant to which approximately $3.5 million in loans made to the Corporation by More Growth (the “Loans”) together with accrued interest will be cancelled in exchange for the issuance to More Growth of approximately 17,990,000 Preferred Shares, Series 2 of the Corporation (“Preferred Shares”) at a price of $0.20 per Preferred Share.

The Loans were made in 2005, and their proceeds were used to finance the Corporation’s 2005 ginseng harvest and other operations.  More Growth is a subsidiary of Road King Infrastructure Limited (“Road King”), which also owns Herb King International Ltd., the Corporation’s majority shareholder.

As the Preferred Shares will be an “equity instrument’ instead of a “financial liability”,  the cancellation of the Loans and issuance of the Preferred Shares will significantly improve the Corporation’s working capital and debt-to-equity ratio.  Management believes that among other potential benefits, this will improve the Corporation’s ability to obtain additional financing.

The Preferred Shares will not entitle their holders to vote (except in certain limited circumstances where they are required by statute to vote as a separate class), are not convertible into common shares or other securities of the Corporation, are not redeemable except at the option of the Corporation, and will pay a 6.5% cumulative dividend at the discretion of the Board of Directors of the Corporation.  The Preferred Shares will entitle their holders to receive payment of any dividends declared but not paid before any distribution of any part of the assets of the Corporation in the event of the liquidation, dissolution or winding-up of the Corporation.

The issuance of the Preferred Shares to More Growth is subject to approval by a majority of the Corporation’s disinterested shareholders, which will be sought at the Corporation’s annual general meeting scheduled for May 5, 2006.  As More Growth and Herb King are “affiliates” of Road King, Herb King may not vote its shares in respect of the resolution.  Other than Herb King, the Corporation is unaware of any other shareholder with an interest in the proposed transaction.

Further information regarding the proposed transaction will be contained in the Corporation’s information circular to be distributed to shareholders prior to the May 5, 2006 meeting.

Item 6.  Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.  Omitted Information

Not applicable.

Item 8.

  Senior Officer

Wilman Wong, Chief Financial Officer and Corporate Secretary of the Corporation is knowledgeable about the material change and this report and may be contacted at (604) 272-4118.

Item 9.

  Date of Report

March 30, 2006

CHAI-NA-TA CORP.

Per:

“Wilman Wong”

Wilman Wong

Chief Financial Officer & Corporate Secretary